United States securities and exchange commission logo





                 July 23, 2020

       Jia Liu
       Chief Financial Officer
       Recon Technology, Ltd
       Room 1902, Building C, King Long International Mansion
       No. 9 Fulin Road, Beijing, 100107
       People   s Republic of China

                                                        Re: Recon Technology,
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed July 17, 2020
                                                            File No. 333-239910

       Dear Ms. Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Anthony W. Basch